Exhibit 99.10

Annual and Extraordinary Shareholders’ Meetings The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on April 20, 2026 for action to be taken. 2026 VOTING INSTRUCTIONS    AMERICAN DEPOSITARY SHARES Galapagos NV (the “Company”) ADS CUSIP No.: 36315X101. ADS Record Date: March 23, 2026 (5:00 P.M. New York City time). Share Record Date: April 14, 2026 (Midnight CEST). Meeting Specifics: Annual Shareholders’ Meeting (“ASM”) and Extraordinary Shareholders’ Meeting (“ESM”) to be held sequentially as from 2:00 P.M. (CEST) with the ASM at 2:00 P.M. (CEST) and the ESM at 3:00 P.M. (CEST), on Tuesday, April 28, 2026, at Schaliënhoevedreef 20T, 2800 Mechelen, Belgium (the ASM and ESM together, the “Shareholders’ Meetings”). Should a quorum not be met at the ESM, a second ESM will be held on Tuesday, May 19, 2026 at 2:00 P.M. (CEST) at the same location. Meeting Agenda: Documents related to the Shareholders’ Meetings Agenda items will be available on the Company’s website at http://www.glpg.com/shareholders-meetings. Depositary: Citibank, N.A. Deposit Agreement: Amended and Restated Deposit Agreement, dated as of May 4, 2015, by and among the Company, the Depositary and all Holders and Beneficial Owners of American Depositary Shares (“ADSs”) issued thereunder. Deposited Securities: Ordinary shares of the Company. Custodian: Citibank Europe plc. The undersigned Holder of the ADSs identified above, as of the ADS Record Date, hereby authorizes and directs the Depositary to cause to be voted at the Shareholders’ Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs, as of the ADS Record Date and as of the Share Record Date, of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions. The Depositary agrees not to vote, cause to be voted or attempt to exercise the right to vote that attaches to any Deposited Securities, other than in accordance with valid voting instructions given or deemed given in compliance with the Deposit Agreement. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise described herein). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such holder fails to comply with the requirements under Belgian law (which are summarized in Sections 3.4, 3.5, 3.6 and 3.7 of the Deposit Agreement). In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADSs, verified by the Depositary as of the Share Record Date. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instructions must be marked, signed and returned on time in order to be counted. By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained therein.

Annual Shareholders' Meeting

Agenda and proposed resolutions

1. Acknowledgement and discussion of (a) the annual report of the Board of Directors in relation to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and (b) the report of the statutory auditor in relation to the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025. (*)
2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2025, and approval of the allocation of the annual result as proposed by the Board of Directors.
3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on December 31, 2025. (*)
4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on December 31, 2025. (*)
5. Acknowledgement and approval of the remuneration report.
6. Release from liability to be granted to the (current and former) members of the Board of Directors, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2025.
7. Appointment of Mr. Henry Gosebruch as executive director
8. Appointment of Ms. Jane Griffiths as independent non-executive director
9. Appointment of Ms. Dawn Svoronos as independent non-executive director
10. Appointment of Dr. Neil Johnston as independent non-executive director
11. Appointment of Mr. Devang Bhuva as non-executive director
12. Appointment of Dr. Paulo Fontoura as independent non-executive director
13. Appointment of Mr. Gino Santini as independent non-executive director
14. Re-appointment of statutory auditor and determination of statutory auditor's remuneration
15. Confirmation and re-appointment of the statutory auditor with respect to the "assurance" of the CSRD sustainability reporting and determination of statutory auditor's remuneration.
16. Remuneration of directors

Extraordinary Shareholders' Meeting

Agenda and proposed resolutions

1. Change of name of the Company to "Lakefront Biotherapeutics"
2. Amendment to the articles of association relating to the representation of the Company
3. Authorization to the Board of Directors to acquire its own shares
4. Consideration and discussion of the report of the Board of Directors in accordance with article 7:199 of the Belgian Companies and Associations Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital, and the specific circumstances and purposes for the use of the renewed authorized capital. (*)
5. Renewal of the authorization to the Board of Directors to increase the share capital within the framework of the authorized capital by up to twenty percent (20%) of the share capital
6. Proxy for coordination of the articles of association
7. Authorization to the Board of Directors
8. Proxy for the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

(*) These items will not be voted upon.
Please refer to the enclosed Convening Notice to read the full resolutions.

A Resolutions

Annual Shareholders' Meeting

	For	Against	Abstain
Resolution 2	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐
Resolution 11	☐	☐	☐
Resolution 12	☐	☐	☐
Resolution 13	☐	☐	☐
Resolution 14	☐	☐	☐
Resolution 15	☐	☐	☐
Resolution 16	☐	☐	☐

Extraordinary Shareholders' Meeting

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote in favor of such issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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